File Number 082-02819

**SEVERN TRENT**

ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 MAR 15 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 March 2006

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 7 March 2006.

Yours faithfully

06011670

**Gemma Knowles**
**Company Secretarial Assistant**

Encl.

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

dlw 3/15



Registered in England & Wales
Registration No. 2366619
Registered Office:

The Board of Severn Trent Plc accepts the conclusions of Ofwat's interim report published today concerning allegations of false reporting made against its subsidiary Severn Trent Water in 2004.

The Company's internal investigation and Ofwat's investigation have been thorough and lengthy, requiring complex judgements. Severn Trent's judgements have not been identical to Ofwat's in every aspect, but in the interests of making amends as soon as possible, the Board believes it is sensible now to proceed by agreement.

Ofwat has concluded that Severn Trent Water:

- Had poor internal processes and controls which led to incorrect income data being submitted to Ofwat in 2004 and price limits being £8m a year too high for five years to 2010

- Provided data to Ofwat in 2002 which was deliberately miscalculated and which meant customers were overcharged by £2m in 2004

- Approached the collection and submission of data in a manner which causes Ofwat serious concerns

Having considered Ofwat's findings, the Board of Severn Trent Plc has agreed that customer accounts should be credited as soon as possible. This year, on average, this credit will be around £4 per customer in addition to the £2 to £3 already rebated. In the following three years the rebate will be £2 to £3 per customer.

The interim report will be available on www.ofwat.gov.uk

On behalf of the Board of Severn Trent Plc, Group Chief Executive, Colin Matthews, said:

"We apologise unreservedly to customers and Ofwat for weaknesses in Severn Trent Water's internal processes and systems of control during 2000 to 2004.

"Price limits were set in 2004 which unintentionally could have resulted in customers paying £8m a year too much over the five year period had the new management team not acted.

"In September 2005 we identified unexplained extra income in excess of our agreed 2004 business plan and we immediately alerted Ofwat.

"We reduced price increases for this year, 2006, by £7m and anticipated this continuing in subsequent years. In the light of Ofwat's findings we shall accept their £8m a year figure and make additional amends accordingly.

"We deeply regret weaknesses in internal processes, controls, ethics and culture. Ofwat has concluded that deliberate miscalculation of data by an employee, David Donnelly, went unchallenged and as a result customers were overcharged by £2m in 2004.

"Our investigations also discovered adjustments in our favour which would have more than offset Ofwat's finding of an overcharge in bad debts. However, it is Ofwat's judgement not to allow them.

"As the Ofwat report acknowledges, the Board of Severn Trent Plc and the new senior management team have since 2004 already made major changes to organisation structure, to people and to processes and controls. The intense drive to improve Severn Trent Water will continue to be a top priority for the new Managing Director, Tony Wray, and his management team as well as the Board of Severn Trent Plc.

"We will co-operate fully with Ofwat to restore confidence in Severn Trent Water going forward."

The Board of Severn Trent Plc also acknowledges that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

The Ofwat report found no evidence of a company-wide attempt to mislead on issues of bad debt or metered customers bills. However, it did find evidence of a limited number of staff who became aware of wrong behaviour but did not raise any concerns.

Mr Matthews said:

"A number of our employees were disciplined as a result of our own thorough internal disciplinary investigation.

"As we regard disciplinary hearings as confidential between employer and employee no further details will be released."

Severn Trent concurs with the Regulator that the provision of false, inaccurate or incomplete data undermines stakeholder confidence in regulation.

"The Board and senior management team are fully committed to creating a working environment in which good business ethics are supported and promoted by managers at all levels and unethical behaviour is recognised for what it is, and rejected as completely unacceptable" said Mr Matthews.

Substantial action has already been taken to improve processes and behaviour to ensure that Severn Trent Water has:

- A stronger financial framework and system of controls
- Clear responsibilities and accountabilities
- A culture based on openness and evaluation of all aspects of performance, bad as well as good, where every member of staff practises proper business ethics

Actions already taken by Severn Trent Water

Stronger financial controls achieved by:

- Implementing new processes to provide a detailed documentary control base, and clear audit trails, following an in-depth review by auditors
- Broadening of skills and knowledge to remove single point of risk/failure
- Separating of Finance and Regulatory functions to ensure independence/ constructive challenge
- Restructuring Finance to focus separately and more robustly on capital, revenue and operating expenses

Clear responsibilities achieved by:

- Simplifying the organisation with clear roles and accountabilities
- Putting directors in closer contact with the detail of the business by having less layers of management
- Reorganising and refreshing senior team with a mix of new external and internal appointments
- Focusing intensely on core performance delivery and value for money for water and sewerage customers

Cultural change achieved by:

- A stronger focus on good business ethics, promoted by managers at all levels, being implemented through a revised and strengthened code of conduct
- Removal of unnecessary hierarchy and barriers to communication – more face to face, peer to peer, team work
- Fresh approach to Performance Management based on full disclosure and risk and issue management
- Explicit training with improved control framework in Regulatory Compliance, Competition Act, whistleblowing procedure and financial approval levels

Mr Matthews concluded:

"Acting with openness, honesty and integrity is an essential part of corporate responsibility, particularly so for a regulated utility. We intend to continue to build a company that customers, Ofwat and employees are all proud of."

**FOR FURTHER INFORMATION CONTACT:**

**Peter Gavan**
**Director of Corporate Affairs**
**Severn Trent Plc**
**0121 722 4310**

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP



2 March 2006

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 2 March 2006.

Yours faithfully

**Gemma Knowles**
**Company Secretarial Assistant**

Encl.

Announcement Body Information:

On 2 March 2006, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had increased by 229,748 shares to 14,009,356 shares, representing 4.03% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com